Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Millennium Pharmaceuticals, Inc. is the direct beneficial owner of 2,100,312 shares of Common Stock of Shattuck Labs, Inc. Millennium Pharmaceuticals, Inc. is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is a direct subsidiary of Takeda Pharmaceutical Company Limited (70.9%), Takeda Pharmaceuticals International AG (27.3%), and Shire Ireland Investment Ltd. (1.8%). Each of Shire Ireland Investment Ltd. and Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited.